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                               May 6, 2021

       Ed Kilroy
       Chief Executive Officer
       MedAvail Holdings, Inc.
       6665 Millcreek Drive, Suite 1
       Mississauga, Ontario, Canada L5N 5M4

                                                        Re: MedAvail Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2021
                                                            File No. 333-255347

       Dear Mr. Kilroy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 19, 2021

       Incorporation of Certain Information by Reference, page 57

   1. Please revise your prospectus to remove this section and include all of the disclosure required by Form S-1.
In this regard, we note that the registered entity disposed of substantially all of
its assets and liabilities in a spin-off transaction in November 2020 prior to completing the
merger with MedAvail, Inc. Accordingly you do not meet the
                                                        requirements of General
Instruction VII.D.1(b) of Form S-1 at this time.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ed Kilroy
MedAvail Holdings, Inc.
May 6, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameEd Kilroy
                                                           Division of
Corporation Finance
Comapany NameMedAvail Holdings, Inc.
                                                           Office of Life
Sciences
May 6, 2021 Page 2
cc:       Eric Hsu, Esq.
FirstName LastName